The AllianzGI Diversified Income & convertible Fund held its annual meeting of shareholders on July 13, 2017. Shareholders voted as indicated below:

				Affirmative Withheld Authority
Re-election of
A. Douglas Eu +
Class II to serve until
the annual meeting for
the 2017-2018 fiscal year	10,350,768 	106,726
Election of F. Ford
Drummond  Class I to serve
until the annual meeting for
the 2017-2018 fiscal year	10,349,967 	107,527
Election of James S.
MacLeod  Class I to serve
until the annual meeting
for the 2017-2018 fiscal year 	10,351,085 	106,409
Re-election of James A.
Jacobson  Class II to serve
until the annual meeting for
the 2017-2018 fiscal year* 	1,200,000 	0

+ Interested Trustee
The other members of the Board of Trustees at the time of the meeting, namely, Mses. Deborah A. DeCotis, Barbara R. Claussen** and Messrs. Davey S. Scoon, Bradford K. Gallagher,
Hans W. Kertess, William B. Ogden, IV and Alan Rappaport continued to serve as Trustees of the Fund.
* Mr. Jacobson was elected by preferred shareholders voting as a separate class. All other trustees of Diversified Income & Convertible were elected by common and preferred shareholders voting together as a single class.
**Effective December 12, 2017, Barbara R. Claussen resigned as a Trustee of the Fund and Erick R. Holt was appointed as a Class II Trustee of the Fund. Mr. Holt is an interested person of the Fund, as defined in
Section 2(a) (19) of the 1940 Act, due to his positions with the Investment Manager and its affiliates.